December 26, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Gordon

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Novamerican Steel Inc. Form 8-K (the “Form 8-K”) Filed December 13, 2007 File No. 1-33342

Dear Mr. Gordon:

We are sending this letter on behalf of Novamerican Steel Inc. (“Novamerican” or the “Company”). Set forth below are the Company’s responses to your letter of comment dated December 19, 2007 to Mr.Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

1.

Please amend your Form 8-K to disclose whether the former accountant’s reports, rather than report, on the financial statements contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting.

ANSWER:

The Form 8-K has been amended to provide this information.

Mr. Jeffrey Gordon

December 26, 2007

Page Two

2.

Please amend your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event that the former accountant advised you of during the two most recent fiscal years and subsequent interim period through the date of dismissal.

ANSWER:

The Form 8-K has been amended to provide this information.

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

ANSWER:

An updated Exhibit 16 letter has been filed with the amended Form 8-K.

The Company acknowledges that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•          staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

On behalf of the Company, we hope this addresses all of the Commission’s comments and concerns. Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Michael A. Rueda

Michael A. Rueda

cc:	Corrado De Gasperis